

December 14, 2012

<u>Via E-mail</u>
Mr. John F. Norris, Jr.
Chief Executive Officer
Midwest Energy Emissions Corp.
500 West Wilson Bridge Road, Suite 140
Worthington, Ohio  43085

> **Re:    Midwest Energy Emissions Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed April 12, 2012**
> **File No. 0-33067**

Dear Mr. Norris:

We have reviewed your filing and have the following comment.  We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2011</u>

<u>Item 8.  Financial Statements and Supplementary Data</u>

<u>Report of Independent Registered Public Accounting Firm, page 20</u>

1.    Please amend to include a report from your auditors that covers the consolidated statements of operations, stockholders' deficit, and cash flows for the period from inception through December 31, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gary Newberry, Staff Accountant, at (202) 551-3761 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding this comment.  In this regard, do not hesitate to contact me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant